Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 11 DATED JANUARY 15, 2021
TO THE PROSPECTUS DATED APRIL 28, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated April 28, 2020 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2020, Supplement No. 2, dated June 15, 2020, Supplement No. 3, dated July 15, 2020, Supplement No. 4, dated July 21, 2020, Supplement No. 5, dated August 14, 2020, Supplement No. 6, dated August 27, 2020, Supplement No. 7, dated September 15, 2020, Supplement No. 8, dated October 15, 2020, Supplement No. 9, dated November 13, 2020 and Supplement No. 10, dated December 15, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of February 1, 2021;
●	the calculation of our December 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update to the risk factors;
●	updated information regarding distributions;
●	an update on our assets and performance;
●	updated information regarding one of our joint ventures; and
●	updated experts information.
●	FEBRUARY 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of February 1, 2021 (and distribution reinvestment plan issuances following the close of business on January 29, 2021 and share redemptions as of January 31, 2021) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$10.1437	$10.6217
Class W	$10.1437	$10.1437
Class I	$10.1437	$10.1437

The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2020. A calculation of the NAV per share is set forth in the section of this Supplement titled “December 31, 2020 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	DECEMBER 31, 2020 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by our external advisor. Additionally, each real property is appraised by a third-

party appraiser at least once per calendar year, as described in our valuation procedures. Unconsolidated real property assets held through joint ventures or partnerships are valued according to the valuation procedures set by such joint ventures or partnerships. At least once per calendar year, each unconsolidated real property asset will be appraised by a third-party appraiser. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property assets, we will determine the estimated fair value of the unconsolidated real property assets for those interim periods.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our Operating Partnership (“OP Units”), which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of December 31, 2020 and November 30, 2020:

	As of
(in thousands)	December 31, 2020	November 30, 2020
Investments in industrial properties	$1,453,200	$1,370,000
Investment in unconsolidated joint venture partnerships	375,488	330,718
Cash and cash equivalents	232,369	303,724
Other assets	12,606	3,094
Line of credit, term loan and mortgage notes	(582,750)	(582,750)
Other liabilities	(43,248)	(26,289)
Accrued performance component of advisory fee	(9,640)	(8,139)
Accrued fixed component of advisory fee	(1,345)	(938)
Aggregate Fund NAV	$1,436,680	$1,389,420
Total Fund Interests outstanding	141,632	137,493

The following table sets forth the NAV per Fund Interest as of December 31, 2020 and November 30, 2020:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of December 31, 2020
Monthly NAV	$1,436,680	$1,324,422	$79,789	$28,808	$3,661
Fund Interests outstanding	141,632	130,565	7,866	2,840	361
NAV Per Fund Interest	$10.1437	$10.1437	$10.1437	$10.1437	$10.1437
As of November 30, 2020
Monthly NAV	$1,389,420	$1,284,506	$74,192	$27,075	$3,647
Fund Interests outstanding	137,493	127,111	7,342	2,679	361
NAV Per Fund Interest	$10.1054	$10.1054	$10.1054	$10.1054	$10.1054

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of December 31, 2020, we estimated approximately $46.1 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Other liabilities as of December 31, 2020 include a $17.1 million liability to reimburse the Advisor for outstanding organization and offering expenses that the Advisor paid on behalf of the Company prior to December 31, 2020. Our board of directors determined to accelerate this reimbursement in December 2020, and we have since repaid the entire outstanding balance. Accordingly, we recognized the entire outstanding liability and expense in December for purposes of determining our December NAV. We reimbursed the Advisor in full in January 2021.

Investment in unconsolidated joint venture partnerships as of December 31, 2020 includes a minority interest discount on the real property valuation component of the unconsolidated joint venture valuations to account for the restricted salability or transferability of those real properties given our minority ownership interests in Build-To-Core Industrial Partnership I LP (“BTC I”) and Build-To-Core Industrial Partnership II LP (“BTC II” and, together with BTC I, the “BTC Partnerships”). We estimate the fair value of our minority ownership interests in the BTC Partnerships as of December 31, 2020 would have been $48.3 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV would have been higher by approximately $48.3 million, or $0.34 per share, not taking into account all of the other items that impact our monthly NAV, as of December 31, 2020.

The valuations of our real property as of December 31, 2020 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.3%
Discount rate / internal rate of return	6.4%
Average holding period (years)	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.3%
	0.25	% increase	(3.0)%
Discount rate (weighted-average)	0.25	% decrease	2.0%
	0.25	% increase	(2.0)%
●	STATUS OF THIS OFFERING

As of December 31, 2020, we had raised gross proceeds of approximately $1.0 billion from the sale of approximately 97.3 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $31.7 million. As of December 31, 2020, approximately $980.8 million in shares remained available for sale pursuant to this offering, including approximately $468.3 million in shares available for sale through our distribution reinvestment plan.

●	RISK FACTORS

The following risk factor supersedes and replaces the twelfth risk factor in the section titled “Risk Factors—Risks Related to Investing in this Offering” on page 56 of the Prospectus:

Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies that are used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, known contingencies, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. As a result, any valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Advisor and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Valuations used for determining our NAV also are generally made without consideration of the expenses that would be incurred in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. In addition, the value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In determining the amount of such discount, consideration may be given to a variety of factors, including, without limitation, the nature and length of such restriction. As a result, the realizable value of our interest in joint ventures or partnerships used in the calculation of our NAV may be lower than the value that would be derived if a minority or liquidity discount had not been applied, which could then have a negative impact on our calculation of NAV. In some cases, the impact may be significant. As an example, we estimate the fair value of our minority ownership interests in the BTC Partnerships as of December 31, 2020 would have been $48.3 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV would have been higher by approximately $48.3 million, or $0.34 per share, not taking into account all of the other items that impact our monthly NAV, as of December 31, 2020.

In addition to being a month old when share purchases and redemptions take place, our NAV may not represent the then-current enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. There will be no retroactive adjustment in the valuation of such assets or liabilities, the price of our shares of common stock, the price we paid to redeem shares of our common stock or NAV-based fees we paid to the Advisor, the Sponsor and the Dealer Manager to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price you will pay for shares of our common stock in this offering, and the price at which your shares may be redeemed by us pursuant to our share redemption program, will generally be based on our monthly NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of December 2020 and were paid to all stockholders of record as of the close of business on December 31, 2020. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
December 2020	1/4/2021	$0.037	$0.041	$0.045
●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of December 31, 2020, we had $2.1 billion in assets under management (calculated as fair value of investment in industrial properties and fair value of investment in unconsolidated joint venture partnerships, plus cash and cash equivalents), and our leverage ratio was approximately 28.3% (calculated as our total borrowings outstanding divided by the fair value of our real property plus our net investment in unconsolidated joint venture partnerships plus cash and cash equivalents).

As of December 31, 2020, we owned and managed, either directly or through our minority ownership interests in our joint venture partnerships (which are presented as if we own a 100% interest), a total real estate portfolio that included 132 industrial buildings totaling approximately 30.3 million square feet located in 23 markets throughout the U.S., with 205 customers, and was 84.9% occupied (87.8% leased) with a weighted-average remaining lease term (based on square feet) of 4.7 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. As of December 31, 2020, our total real estate portfolio included:

●	121 industrial buildings totaling approximately 28.2 million square feet comprised our operating portfolio, which includes stabilized properties, and was 91.0% occupied (94.2% leased); and
●	11 industrial buildings totaling approximately 2.1 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

Of our total portfolio, we owned and managed 67 buildings totaling approximately 17.5 million square feet through our minority ownership interests in our joint venture partnerships. In addition, as of December 31, 2020, through our minority joint venture partnerships, we owned and managed 16 buildings either under construction or in the pre-construction phase totaling approximately 5.1 million square feet.

During the month ended December 31, 2020, we directly acquired four buildings comprised of approximately 0.4 million square feet for an aggregate total purchase price of approximately $77.5 million. Additionally, during the month ended December 31, 2020, we leased approximately 0.9 million square feet, which included 0.6 million square feet of new and future leases and 0.3 million square feet of renewals.

The following table sets forth the top ten geographic allocations of our total real estate portfolio based on fair value as of December 31, 2020:

	Total (1)			Consolidated
($ and square feet in thousands)	Number of Buildings (2)	Fair Value of Real Property	% of Fair Value	Number of Buildings	Fair Value of Real Property	% of Fair Value
Southern California	20	$327,732	15.8%	9	$194,050	13.4%
New Jersey	19	265,587	12.8	7	152,350	10.5
Dallas	12	264,294	12.8	8	224,850	15.5
Pennsylvania	19	229,794	11.1	9	167,250	11.5
Las Vegas	7	152,250	7.4	7	152,250	10.5
Reno	6	137,100	6.6	6	137,100	9.4
Central Valley	4	72,639	3.5	1	50,350	3.5
D.C. / Baltimore	4	72,442	3.5	3	70,650	4.9
South Florida	7	70,447	3.4	2	42,250	2.9
Seattle	6	67,693	3.3	-	-	-
Other	44	410,149	19.8	13	262,100	17.9
Total Portfolio	148	$2,070,127	100.0%	65	$1,453,200	100.0%

(1)	Represents our total portfolio of owned and managed properties, including our consolidated and unconsolidated properties. Unconsolidated properties are those owned through our minority ownership interests in our joint venture partnerships. Unconsolidated properties are presented based on our effective ownership interests.
(2)	Includes 16 buildings that are either under construction or in the pre-construction phase that are owned through our minority ownership interests in our joint venture partnerships.

As of January 11, 2021, our total portfolio had collection rates averaging 99.0% for the month of December.

The following table sets forth the total shareholder returns for the periods ended December 31, 2020:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	0.75%	5.22%	5.01%
Class T Share Total Return (with sales charge) (3)	(3.79)	0.49	3.49
Class W Share Total Return (3)	0.79	5.73	5.63
Class I Share Total Return (3)	0.83	6.25	6.04

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class W shares was July 2, 2018, which is when Class W shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 2 in Part I of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	BTC I PARTNERSHIP

The following updates and supplements the disclosure in Supplement No. 4, dated July 21, 2020, under the captions, “BTC I Services Agreement and Incentive Distributions Sharing” and “BTC I Partnership Agreement”:

Incentive Distributions Pursuant to BTC I Partnership Agreement

The BTC I Partnership Agreement contains procedures for making distributions to the parties, including incentive distributions to the BTC I GP and the BTC I SLP, and affiliate of our Advisor, which are subject to the achievement of certain return thresholds. The BTC I GP and the BTC I SLP agreed to split such incentive distributions such that BTC I SLP will receive 60% of the incentive distributions attributable to interests in BTC I which are not owned by the BTC I GP or the BTC I LP. The incentive distributions became due and payable in the fourth quarter of 2020. Our subsidiary, the BTC I GP, elected to receive its share of the incentive distribution as an increase of our interest in BTC I in lieu of a cash payment. The new percentage ownership interest of the BTC I GP in BTC I is described below under “—Amendment to the BTC I Partnership Agreement”. The BTC I SLP requested that a portion of its incentive distribution be issued as an increase of its interest in BTC I in lieu of a full redemption of its interest and a cash payment, and the parties to the BTC I Partnership Agreement amended the BTC I Partnership Agreement to accommodate this request, as described below.

Amendment to BTC I Partnership Agreement

The parties to the BTC I Partnership Agreement entered into a second amendment to the agreement on January 12, 2021 (the “Amendment”). Pursuant to the Amendment, effective as of December 22, 2020 (the “Effective Date”), a portion of the BTC I SLP’s incentive distribution in the amount of $16 million was issued as an increase of the BTC I SLP’s interest in BTC I. As of the Effective Date, the BTC I GP owned an 8.9% interest, the BTC I LP owned a 17.9% interest, the BTC I SLP owned a 1.2% interest and the third party partner, QR Master Holdings USA II LP (the “QR Limited Partner”), owned a 72.0% interest in BTC I. The QR Limited Partner was previously assigned 100% of the interest held by the BCIMC Limited Partner, as defined in Supplement No. 4.

The Amendment also provides that the BTC I SLP will participate pro rata (based on its percentage interest) in any distributions of available cash and liquidating distributions. In addition, the BTC I SLP will be treated in the same manner as the BTC I LP for purposes of the rights of first offer, tag along rights, buy-sell and forced sale provisions of the BTC I Partnership Agreement, which were described in Supplement No. 4.

Pursuant to the Amendment, the QR Limited Partner and the BTC I SLP each have the right, on 15 days’ prior written notice, to cause BTC I to redeem the BTC I SLP’s interest. Until March 31, 2021, the redemption price will be $16 million. Thereafter, the redemption price will be the fair market value of the interest, determined based on the latest appraised value of BTC I’s assets plus any capital contributions funded with respect to such assets since the appraised value was finalized, in each case adjusted to reflect any applicable distributions in connection with any capital transactions.

As also disclosed in Supplement No. 4, we entered into the BTC I Services Agreement between the BTC I GP, the BTC I SLP, and our Advisor, pursuant to which the BTC I GP appointed the BTC I SLP to provide the BTC I Advisory Services and assigned to the BTC I SLP the fees payable pursuant to the BTC I Partnership Agreement for providing the BTC I Advisory Services. In connection with the transactions described above, the BTC I SLP assigned its interest in the BTC I Services Agreement to Industrial Property Advisors Sub II LLC (the “BTC I Service Provider”), including, without limitation, the BTC I SLP’s obligations to provide services and right to receive fees under the agreement, with such assignment effective as of the Effective Date. The BTC I Service Provider is owned by an affiliate of our Advisor.

●	EXPERTS

The statements included in this Supplement under the section titled “December 31, 2020 NAV Per Share” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.